September 20, 2011

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           UTG, Inc.
Registration Statement on Form S-4
Filed September 6, 2011
File Number: 333-176708

Dear Mr. Riedler:

We have the following responses to your letter dated September 13, 2011 on our Registration Statement on Form S-4 filed September 6, 2011.

Registration Statement on Form S-4

1.	Please refer to your tax opinion filed as Exhibit 8.1. Please revise your tax opinion and related disclosure according to the following points:

•	Because the tax opinion is a short form opinion, the prospectus must name tax counsel, and state that the section in the prospectus on material tax consequences constitutes the opinion of counsel.
•	The discussion of tax consequences must express a firm conclusion regarding the federal income tax consequences of the transaction. The statement that “the parties intend for the merger to qualify as a reorganization” does not satisfy this requirement.
•	The qualifier that “[p]rovided the merger is treated . . . as a reorganization” is impermissible. The tax disclosure must state what the tax consequences of the transaction are, not what the parties intend, and the disclosure may not assume a certain tax treatment.
•	Exhibit 8.1 incorrectly references the section of the prospectus that includes the tax disclosure. The correct references should be to “Material United States Federal Income Tax Consequences of the Merger.”

Response:  The tax opinion filed as Exhibit 8.1 and related disclosure has been revised according to the above points.  These changes are contained in the amended Form S-4 filing.  A red-line copy of the affected disclosures is attached with this letter for Commission Staff ease.

2.
We note that your Form 10-Q for the fiscal period ended June 30, 2011 has not included required XBRL interactive data. Please note that smaller reporting companies must file XBRL interactive data for quarterly reports with a fiscal period ending on or after June 15, 2011. Please refer to SEC Release No. 34-59324 (Apr. 13, 2009) and Item 601(b)(101)(C) of Regulation S-K.

Please file the required XBRL interactive data. Please note that until you file XBRL interactive data, you will be deemed not current with your Exchange Act reports and, as a result, will not be eligible to elect to provide certain information in your Form S-4 at a level prescribed by Form S-3. Once you comply with the interactive data submission and posting requirements, you will be deemed to be timely and current in your periodic reports for purposes of Form S-3 eligibility.

Response:  The Company has filed an amendment to its June 30, 2011 Form 10Q filing to include the XBRL exhibit with the filing.  This filing was made on September 15, 2011.

Company management hereby acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event we request acceleration of the effective date of the pending registration statement, Company management acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions regarding the above.  I can be reached via telephone at 217-241-6363 or via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President

Exhibit 8.1

Opinion of Wyatt, Tarrant & Combs, LLP

Septembe 21, 2011

UTG, Inc.
5250 South Sixth Street
Springfield, Illinois  62703

Re:  UTG, Inc. – Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to UTG, Inc., a Delaware corporation (“UTG”), in connection with the proposed merger (“Merger”) of Acap Corporation, a Delaware corporation (“ACAP”), with and into UTG, pursuant to the terms of the Agreement of Merger dated as of August 9, 2011 (the “Merger Agreement”) by and between UTG and ACAP as described in the Registration Statement on Form S-4 to be filed by UTG with the Securities and Exchange Commission today (the “Registration Statement”).  This opinion is being rendered pursuant to the requirements of Item 21(a) of Form S-4 under the Securities Act of 1933, as amended.

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement of Merger, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below.  In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.  This opinion is subject to the receipt by counsel prior to the Effective Date of certain written representations and covenants of UTG and ACAP.

Based upon and subject to the foregoing, the discussion contained in the prospectus included as part of the Registration Statement (the “Prospectus”) under the caption “~~Certain Federal Income Tax Consequences~~ The Merger – Material United States Federal Income Tax Consequences of the Merger”, except as otherwise indicated, expresses our opinion as to the material Federal income tax consequences applicable to holders of ACAP Common Stock.  You should be aware, however, that the discussion under the caption “~~Certain Federal Income Tax Consequences~~ The Merger – Material United States Federal Income Tax Consequences of the Merger” in the Prospectus represents our conclusions as to the application of existing law to the Merger.  There can be no assurance that contrary positions may not be taken by the Internal Revenue Service.

This opinion is furnished to you solely for use in connection with the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  We also consent to the references to Wyatt, Tarrant & Combs, LLP under the heading “~~Certain Federal Income Tax Consequences~~ The Merger – Material United States Federal Income Tax Consequences of the Merger” in the Registration Statement and the Prospectus.

Sincerely yours,
/s/ WYATT TARRANT & COMBS, LLP

Material United States Federal Income Tax Consequences of the Merger

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Acap common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax nor does it address tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based upon the Code, the regulations promulgated under the Code (which we refer to as Treasury regulations) and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Acap common shareholders that hold their Acap common stock as a capital asset under the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

a financial institution;
a tax-exempt organization;
an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
an insurance company;
a mutual fund;
a dealer or broker in stocks and securities, or currencies;
a trader in securities that elects mark-to-market treatment;
a person that is subject to the alternative minimum tax provisions of the Code;
a holder of ACAP common stock that received ACAP common stock through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation;
a person that is not a U.S. holder (as defined below);
a person that has a functional currency other than the U.S. dollar;
a holder of ACAP common stock that holds ACAP common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
a United States expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of UTG or ACAP. You should consult your tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of ACAP common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes and that holds ACAP common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding ACAP common stock should consult their tax advisors.

In connection with the registration statement filed by UTG, Wyatt, Tarrant & Combs, LLP has delivered an opinion to the effect that~~The Parties intend for~~  the  merger will~~to~~ qualify as a “reorganization” for U.S. federal income tax purposes~~. Provided the merger is treated for U.S. federal income tax purposes as a reorganization~~ within the meaning of Section 368(a) of the Code and that, upon exchanging your ACAP common stock for UTG common stock, you generally will not recognize gain or loss. The aggregate tax basis in the shares of UTG common stock that you receive in the merger, will equal your aggregate adjusted tax basis in the ACAP common stock you surrender. Your holding period for the shares of UTG common stock that you receive in the merger will include your holding period for the shares of ACAP common stock that you surrender in the merger.

This summary of certain material U.S. federal income tax consequences of the merger is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.